Exhibit 99.1

ARRIS RESOURCES INC.

1250 West Hastings Street
Vancouver, BC V6E 2V4	CNSX: AAS
Tel: 604-687-0879 Fax: 604-408-9301	FSE: IGN3
info@arrisresources.com	OTCBB: ARRR.F

NEWS RELEASE	FOR IMMEDIATE RELEASE

ARRIS ANNOUNCES SIGNING OF LOI GRANTING IT EXCLUSIVE WORLDWIDE PERPETUAL SOFTWARE LICENSE ON TRADE EXECUTION AND MARKET TIMING SOFTWARE

VANCOUVER, British Columbia, Canada /November 13th, 2009/ -- Arris Resources Inc. ("Arris ") is pleased to announce that it has entered into a Letter Agreement with privately owned Market Guidance Systems Inc. (“MG”) and Magus Management Corp. (“Magus”) whereby Arris will acquire a fully supported  Exclusive and Perpetual License to their  Market Navigation Trade Execution and Market Timing Software. Arris will also benefit from a Non Competition Agreement with MG and Magus in the retail investor/trader market. As consideration for the above and subject to regulatory and shareholder approval at an extraordinary and special meeting to be held on Dec 8th 2009, Arris will issue 5 million Special Convertible Preferred Shares to the shareholders of MG which will be convertible into 50 million common shares of Arris (post split) only when cumulative revenues derived from the Software License reach a total of CAD$20 million.

The transaction is subject to the parties executing a Definitive Agreement within 30 days from the execution date of the Letter Agreement or such later time and date as may be mutually agreed to by the parties in writing. Also subject to regulatory approval, a finder’s fee of 250,000 Special Convertible Preferred Shares shall be paid to Tidalwave Capital.

On Dec 8th 2009, Arris will among other items on the agenda seek shareholder approval to split its shares five new for one old.

ON BEHALF OF THE BOARD OF DIRECTORS

"Lucky Janda"

Director

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of management of Arris Resources with respect to its performance, business and future events.  All statements, other than statements of historical fact included in this press release, including, without limitation, statements regarding potential mineralization and exploration results, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves and the timing and future plans, actions, objectives and achievements of Arris Resources, are forward-looking statements.  All forward-looking statements involve various risks and uncertainties.  There can be no assurance that such forward-looking statements will provide to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking statements.  Important factors that could cause actual results to differ materially from Arris Resources' expectations include, without limitation, fluctuations in commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs; production estimates and estimated economic return; uncertainties involved in disputes and litigation; the need to obtain additional financial to develop properties and uncertainty as to the availability and terms of future financings; actions by government authorities, including changes in government regulation; the potential need for cooperation of government agencies and First Nations groups in the exploration, permitting and development of Arris Resources' properties; the possibility of adverse developments in financial markets generally; future decisions by management in response to changing conditions; the possibility of delay in permitting, exploration, development or construction programs; uncertainties as to permit and approval requirements and meeting project milestones; the ability to execute prospective business plans; natural phenomena; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Arris Resources does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.